                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2007

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)

                    5 HAPLADA STREET, OR-YEHUDA, ISRAEL 60218
                     (Address of Principal Executive Office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:
                              US Press Inquiries:

               MAGIC SOFTWARE REPORTS RECORD REVENUES FOR Q3 2007

OR YEHUDA, ISRAEL, NOVEMBER 08, 2007 - Magic Software Enterprises Ltd. (NASDAQ:
MGIC), a leading provider of business integration and development technology, today announced financial results for the third quarter and nine-month period ending September 30, 2007.

RESULTS FOR THE THIRD QUARTER

Revenues for the third quarter of 2007 reached a record $17.6 million, an increase of 5% compared with $16.8 in the second quarter of 2007, and 17%
compared with $15.1 million in the third quarter of 2006.

On a U.S. GAAP (Generally Accepted Accounting Principles) basis, operating income for the third quarter was $1.1 million, up 10% compared with $1.0 from the second quarter of 2007, and a significant improvement compared to the $3.6 million operating loss recorded in the third quarter of 2006. GAAP net profit for the period was $0.8 million, or $0.02 per share compared to $0.8 million, or
$0.03 per share, in the second quarter of 2007, and a net loss of $3.5 million, or $0.11 per share, in the third quarter of 2006.

GAAP results include amortization expense as well as non-cash charges taken for the capitalization of intangible assets and stock-based compensation.

Excluding these expenses, non-GAAP operating income for the third quarter was
$1.3 million, up 44% compared with $0.9 million in the second quarter of 2007.
Operating loss for the third quarter of 2006 was $3.0 million. Non-GAAP net income for the period was $0.9 million, or $0.03 per share, an increase of 29%
compared with $0.7 million, or $0.02 per share, in the second quarter of 2007.
Non-GAAP net loss for the third quarter of 2006 was $2.9 million, or $0.09 per share.

Reconciliation between GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables appended to this release.

              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

U.S. GAAP BASIS                        Q3 2007                Q2 2007               Q3 2006
Revenues                                $17.6                  $16.8                $ 15.6
Operating income (loss)                 $ 1.1                  $ 1.0                $ (3.6)
Net income (loss)                       $ 0.8                  $ 0.8                $ (3.5)
Basic EPS (loss)                        $0.02                  $0.03                $(0.11)

NON  GAAP                              Q3 2007                Q2 2007               Q3 2006
Revenues                                $17.6                  $16.8                $ 15.6
Operating income (loss)                 $ 1.3                  $ 0.9                $ (3.0)
Net income (loss)                       $ 0.9                  $ 0.7                $ (2.9)
Basic EPS (loss)                        $0.02                  $0.02                $(0.09)

RESULTS FOR THE NINE-MONTH PERIOD

Revenues for the first nine months of 2007 were $50.8 million, a 12% increase compared to $45.5 million in the first nine months of 2006.

On a U.S. GAAP basis, operating income for the nine-month period reached $3.2 million compared to an operating loss of $5.2 million in the first nine months of 2006. Net profit for the period on a GAAP basis was $2.6 million, or $0.08 per share, compared to a net loss of $5.0 million, or $0.16 per share, recorded in the first nine months of 2006.

On a non-GAAP basis, operating income for the first nine months of 2007 was $3.3 million, compared to a non-GAAP operating loss of $4.9 million in the nine month of 2006. Net income on a non-GAAP basis for the nine-month period was $2.8 million, or $0.09 per share, compared to non-GAAP net loss of $4.7 million, or
$0.15 per share, for the first nine months of 2006.

COMMENTS OF MANAGEMENT

Commenting on the results, Eitan Naor, President and CEO of Magic Software, said, "Having reported record revenues for the third quarter together with four quarters of consecutive growth, we are ready to focus our attention on improving the Company's execution and profitability. We have recently strengthened our management team in line with our plan for building a stronger organization in
2008."

Mr. Naor continued, "During the reporting period, we continued to improve our execution, with the following ACHIEVEMENTS STANDING OUT AS HIGHLIGHTS:

o    We achieved SIGNIFICANT CROSS SALES into our customer and partner base.

o    In the IBM SPACE, we reinforced our partner base via the addition of a significant competitive partner win in the Netherlands.

o    We performed well in our TARGET ECOSYSTEM MARKET.

o    We expanded our FOOTPRINT IN THE JD EDWARDS COMMUNITY through the addition of new partners and new sales in the US.

o    We continued to grow our SAP BUSINESS ONE partner base, and signed a significant deal that builds on our combined presence in the SAP and BMC communities."

Mr. Naor concluded, "We are now working on two parallel tracks: to improve our short-term results and bottom line performance, we are streamlining our operational capabilities; at the same time, we are formulating a detailed strategy for fueling our long-term growth. I look forward to reporting progress on both these fronts in the year ahead."

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP basic and diluted earnings per share and other non-GAAP financial measures, including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income. These non-GAAP measures exclude the following items:

-    Amortization of purchased intangible assets;

-    In-process research and development capitalization and;

-    Equity-based compensation expense.

Magic's management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Magic's management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development capitalization and equity-based compensation expense. Magic's management also uses the foregoing non-GAAP financial measures, in addition to the corresponding
GAAP measures, in reviewing the company's financial results.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to
Non-GAAP tables below.

CONFERENCE CALL

Magic Software's management will also host a conference call today at 10 am EST,
3 pm GMT, and 5 pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 642 5032
From Canada: 1 866 485 2399
From UK: 0 800 917 9141
From Israel: 03 918 0688
All others: +972 3 918 0688

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic's web-site at:
www.magicsoftware.com.

ABOUT MAGIC SOFTWARE ENTERPRISES

Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software's platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than
1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises Ltd. and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange
Commission.

CONTACT:
DAVID ZIGDON, CFO
Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9600
dzigdon@magicsoftware.com

                         MAGIC SOFTWARE ENTERPRISES LTD
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                THREE MONTHS ENDED      NINE MONTHS ENDED
                                                   SEPTEMBER 30,           SEPTEMBER 30,
                                               --------------------    --------------------
                                                 2007        2006        2007       2006
                                               --------    --------    --------    --------
                                              (unaudited) (unaudited) (unaudited) (unaudited)
                                               --------    --------    --------    --------

Sales                                          $ 17,632    $ 15,117    $ 50,804    $ 45,536
Cost of revenues                                  7,936       7,312      23,320      21,179
                                               --------    --------    --------    --------
Gross profit                                      9,696       7,805      27,484      24,357

Software development costs, net                   1,140       1,338       3,236       3,114
Selling, general and administrative expenses      7,458       7,986      21,087      24,313
Restructuring expenses                                -       2,125           -       2,125
                                               --------    --------    --------    --------
Total operating expenses                          8,598      11,449      24,323      29,552
                                               --------    --------    --------    --------

Operating income (loss)                           1,098      (3,644)      3,161      (5,195)
Financial income (expenses), net                   (172)        191         (53)        286
                                               --------    --------    --------    --------
Income (loss) before taxes                          926      (3,453)      3,108      (4,909)
Taxes on income                                    (119)        (55)       (462)       (241)
                                               --------    --------    --------    --------
                                                    807      (3,508)      2,646      (5,150)
Minority interest                                    (7)         26          (5)         94
Equity gain (loss)                                  (31)        (49)        (51)         20
                                               --------    --------    --------    --------
Net income (loss)                                   769      (3,531)      2,590      (5,036)
                                               ========    ========    ========    ========
Basic net earnings (loss) per ordinary share   $   0.02    $  (0.11)   $   0.08    $  (0.16)
                                               ========    ========    ========    ========
Diluted net earnings (loss) per ordinary
share                                          $   0.02    $  (0.11)   $   0.08    $  (0.16)
                                               ========    ========    ========    ========
Weighted average number of
    ordinary  shares used in
    computing basic net earnings
    (loss) per ordinary share                    31,486      31,210      31,417      31,150
Weighted average number of
    ordinary  shares  used in
    computing diluted net earnings
    (loss) per ordinary share                    31,831      31,210      31,970      31,150

                         MAGIC SOFTWARE ENTERPRISES LTD
                   RECONCILIATION OF GAAP TO NON-GAAP RESULTS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                      THREE MONTHS ENDED      NINE MONTHS ENDED
                                        SEPTEMBER 30,           SEPTEMBER 30,
                                     --------------------    --------------------
                                       2007        2006        2007        2006
                                     --------    --------    --------    --------
                                    (unaudited) (unaudited) (unaudited) (unaudited)
                                     --------    --------    --------    --------

GAAP operating income (loss)         $  1,098    $ (3,644)   $  3,161    $ (5,195)
Amortization of intangibles               736       1,193       2,292       2,874

Capitalization of software
    development                          (698)       (516)     (2,310)     (2,530)
Stock-based compensation                  131           -         186           -
                                     --------    --------    --------    --------

Total adjustments to GAAP                 169         677         168         344
                                     --------    --------    --------    --------

Non-GAAP operating income (loss)     $  1,267    $ (2,967)   $  3,329    $ (4,851)
                                     ========    ========    ========    ========

GAAP net income (loss)               $    769    $ (3,531)   $  2,590    $ (5,036)
Total adjustments to GAAP as above        169         677         168         344
                                     --------    --------    --------    --------

Non-GAAP net income (loss)           $    938    $ (2,854)   $  2,758    $ (4,692)
                                     ========    ========    ========    ========

Non-GAAP basic earnings
    (loss) per share                 $   0.03    $  (0.09)   $   0.09    $  (0.15)
                                     ========    ========    ========    ========
Weighted average number of
    ordinary  shares used in
    computing basic net earnings
    (loss) per ordinary share          31,486      31,210      31,417      31,150
                                     ========    ========    ========    ========
Non-GAAP diluted earnings
    (loss) per share                 $   0.03    $  (0.09)   $   0.09    $  (0.15)
                                     ========    ========    ========    ========
Weighted average number of
    ordinary  shares  used in
    computing diluted net earnings
    (loss) per ordinary share          31,831      31,566      31,970      31,568
                                     ========    ========    ========    ========

                         MAGIC SOFTWARE ENTERPRISES LTD
                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                  AS OF        AS OF
                                               SEPTEMBER 30, DECEMBER 31,
                                                  2007         2006
                                                 -------      -------
                                               (unaudited)  (unaudited)
                                                 -------      -------
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                   $12,232      $ 8,162
     Short term bank deposits                         87           69
     Marketable securities                         4,037        4,649
     Trade accounts receivable                    13,429       12,365
     Other receivables and prepaid expenses        3,487        2,472
     Inventory                                       280          328
                                                 -------      -------
Total Current Assets                              33,552       28,045
                                                 -------      -------

NON-CURRENT ASSETS
    Severance pay fund                             2,215        2,176
    Long term deposits                               567          576
    Investment in affiliated companies               162          213
    Fixed assets, net                              6,256        6,414
    Goodwill                                      21,647       21,624
    Other assets, net                             10,966       10,863
                                                 -------      -------
Total Non-Current Assets                          41,813       41,866
                                                 -------      -------

TOTAL ASSETS                                     $75,365      $69,911
                                                 =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Short-term credit from banks                $ 4,094      $ 4,514
     Trade accounts payable                        3,237        3,491
     Accrued expenses and other liabilities       13,880       11,399
                                                 -------      -------
Total Current Liabilities                         21,211       19,404
                                                 -------      -------

NON-CURRENT LIABILITIES
     Long-term loans                                 201          233
     Accrued severance pay                         2,555        2,499
     Minority interests                              137          131
                                                 -------      -------
Total Non-Current Liabilities                      2,893        2,863
                                                 -------      -------

SHAREHOLDERS' EQUITY                              51,261       47,644
                                                 -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $75,365      $69,911
                                                 =======      =======

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

BY /S/ EITAN NAOR
-----------------
Eitan Naor
President and CEO

Date: November 8, 2007